27 October 2021
13:22

Form SBSE-A

OMB Approval

OMB Number:	3235-0696
Expires:	April 30, 2022
Estimated average burden hours per response:	34 hours
per amendment:	1 hour

Application for Registration of Security-based Swap Dealers and Major Security-based Swap Participants that are Registered or Registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

SEC 2925 (9/19)

FORM SBSE-A INSTRUCTIONS

A. **GENERAL INSTRUCTIONS**

1. **FORM** - Form SBSE-A is the Application for Registration as either a Security-based Swap Dealer or Major Security-based Swap Participant (collectively, "SBS Entities") by an entity that is not registered or registering with the Commission as a broker-dealer but is registered or registering with the Commodity Futures Trading Commission ("CFTC") as a swap dealer or major swap participant. **These SBS Entities must file this form and a legible copy of the Form 7-R they file with the CFTC (or its designee) to register with the Securities and Exchange Commission.** An applicant must also file Schedules A, B, D and F, as appropriate. There is no Schedule E. An entity that is registered or registering with the Commission as a broker-dealer and also is registered or registering with the Commodity Futures Trading Commission ("CFTC") as a swap dealer or major swap participant should file Form SBSE-BD to register with the Commission as an SBS Entity.

2. **ELECTRONIC FILING** - This Form SBSE-A must be filed electronically with the Commission through the EDGAR system, and must utilize the EDGAR Filer Manual (as defined in 17 CFR 232. 11) to file and amend Form SBSE-A electronically to assure the timely acceptance and processing of those filings. Additional documents shall be attached to this electronic application.

3. **UPDATING** - By law, the *applicant* must promptly update Form SBSE-A information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason [17 CFR 240.15Fb2-3]. In addition, the applicant must update any incomplete or inaccurate information contained on Form SBSE-A prior to filing a notice of withdrawal from registration on Form SBSE-W [17 CFR 15Fb3-2(a)].

4. **CONTACT EMPLOYEE** - The individual listed as the contact employee must be authorized to receive all compliance information, communications, and mailings, and be responsible for disseminating it within the *applicant's* organization.

4. **FEDERAL INFORMATION LAW AND REQUIREMENTS** - An agency may not conduct or sponsor, and a *person* is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15F, 17(a) and 23(a) of the Exchange Act authorize the SEC to collect the information on this form from registrants. See 15 U.S.C. §§78o-10, 78q and 78w. Filing of this form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether the *applicant* meets the statutory requirement to engage in the security-based swap business. The Commission maintains a file of the information on this form and will make information collected via the form publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B. **FILING INSTRUCTIONS**

1. **FORMAT**
   a. Items 1-19 and the accompanying Schedules and DRP pages must be answered and all fields requiring a response must be completed before the filing will be accepted.
   b. Failure to follow instructions or properly complete the form may result in the application being delayed or rejected.
   c. *Applicant* must complete the execution screen certifying that Form SBSE-A and amendments thereto have been executed properly and that the information contained therein is accurate and complete.
   d. To amend information, the *applicant* must update the appropriate Form SBSE-A screens.
   e. A paper copy, with original signatures, of the initial Form SBSE-A filing and amendments to Disclosure Reporting Pages (DRPs) must be retained by the *applicant* and be made available for inspection upon a regulatory request.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning a *principal* that relates to the occurrence of an event reportable in Schedule D must be provided on the appropriate DRP.

The mailing address for questions and correspondence is:

**The Securities and Exchange Commission
Washington, DC 20549**

EXPLANATION OF TERMS
(The following terms are italicized throughout this form.)

1. GENERAL

Terms used in this Form SBSE-A that are defined in the form the CFTC requires that swap dealers and major swap participants use to apply for registration with the CFTC shall have the same meaning as set forth in that form.

APPLICANT - The security-based swap dealer or major security-based swap participant applying on or amending this form.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any *person* that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to *control* that company.

JURISDICTION - A state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

SUCCESSOR –The term "successor" is defined to be an unregistered entity that assumes or acquires substantially all of the assets and liabilities, and that continues the business of, a predecessor security-based swap dealer or major security-based swap participants that ceases its security-based swap activities. [See Exchange Act Rule 15b2-5 (17 CFR 240.15Fb2-5)]

UNIQUE IDENTIFICATION CODE or **UIC** – For purposes of Form SBSE-A, the term "unique identification code" or "UIC" means a unique identification code assigned to a person by an internationally recognized standards-setting system that is recognized by the Commission [pursuant to Rule 903(a) of Regulation SBSR (17 CFR 242.903(a))].

3. FOR THE PURPOSE OF SCHEDULE D AND THE CORRESPONDING DISCLOSURE REPORTING PAGES (DRPs)

FOREIGN FINANCIAL REGULATORY AUTHORITY - Includes (1) a foreign securities authority; (2) other governmental body or foreign equivalent of a *self-regulatory organization* empowered by a foreign government to administer or enforce its laws relating to the regulation of *financial services industry-related* activities; and (3) a foreign membership organization, a function of which is to regulate the participation of its members in the activities listed above.

FINANCIAL SERVICES INDUSTRY-RELATED – Pertaining to securities, commodities, banking, savings association activities, credit union activities, insurance, or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, security-based swap dealer, major security-based swap participant, savings association, credit union, insurance company, or insurance agency). (This definition is used solely for the purpose of Form SBSE-A.)

INVOLVED - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

ORDER - A written directive issued pursuant to statutory authority and procedures, including orders of denial, suspension, or revocation; does not include special stipulations, undertakings or agreements relating to payments, limitations on activity or other restrictions unless they are included in an *order*.

PROCEEDING - Includes a formal administrative or civil action initiated by a governmental agency, *self-regulatory organization* or a *foreign financial regulatory authority*; a *felony* criminal indictment or information (or equivalent formal charge); or a *misdemeanor* criminal information (or equivalent formal charge). Does not include other civil litigation, investigations, or arrests or similar charges effected in the absence of a formal criminal indictment or information (or equivalent formal charge).

FORM SBSE-A Page 1 (Execution Page)	Application for Registration as a Security-based Swap Dealer and Major Security-based Swap Participant that is Registered or Registering with the CFTC as a Swap Dealer or Major Swap Participant	Official Use	Official Use Only
	Date:_____ Applicant NFA Number: _____		

WARNING:	Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as an SBS Entity, would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

[x] APPLICATION   [ ] AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of the *applicant*:

   A. Full name of the *applicant*:

   MUFG Securities EMEA plc

   B. IRS Empl. Ident. No.:

   C. Applicant's NFA ID #: 446315   Applicant's CIK # (if any): 1597694   Applicant's UIC # (if any):

   D. *Applicant's* Main Address: (Do not use a P.O. Box)

Number and Street 1:	Number and Street 2:
Ropemaker Place	25 Ropemaker Street

City:	State:	Country:	Zip/Postal Code:
London		United Kingdom	EC2Y 9AN

   E. Mailing Address, if different:

Number and Street 1:	Number and Street 2:

City:	State:	Country:	Zip/Postal Code:

   F. Business Telephone Number: +44 20 7757 1000

   G Website/URL: www.mufgemea.com

   H. Contact Employee:

Name:	Title:
Douglas Tucker	Chief Compliance Officer

Telephone Number:	Email Address:
+44 20 7577 4227	douglas.tucker@mufgsecurities.com

   I. Chief Compliance Officer designated by the *applicant* in accordance with Exchange Act Section 15F(k):

Name:	Title:
Douglas Tucker	Chief Compliance Officer

Telephone Number:	Email Address:
+44 20 7577 4227	douglas.tucker@mufgsecurities.com

EXECUTION:

The applicant consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission in connection with the applicant's security-based swap activities, unless the applicant is a nonresident SBS Entity , may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 1E and 1F. If the applicant is a nonresident SBS Entity, it must complete Schedule F to designate a U.S. agent for service of process.

The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including schedules attached hereto, and other information filed herewith are current, true and complete. The undersigned and applicant further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

	MUFG Securities EMEA plc
Date (MM/DD/YYYY)	Name of Applicant
By: _____	Douglas Tucker, Chief Compliance Officer
Signature	Name and Title of Person Signing on *Applicant's* behalf

This page must always be completed in full.

DO NOT WRITE BELOW THIS LINE – FOR OFFICIAL USE ONLY

FORM SBSE-A Page 2	Applicant Name: _____ Date: _____ Applicant NFA No.: _____	**Official Use**	Official Use Only

2. A. The *applicant* is registering as a security-based swap dealer: [x] Yes [ ] No

    B. The *applicant* is registering as a major security-based swap participant: [ ] Yes [x] No
    Because it: (check all that apply)
    [ ] maintains a substantial security-based swap position
    [ ] has substantial counterparty exposure   [ ] is highly leveraged relative to its capital position

3. A. Is the *applicant* a foreign security-based swap dealer that intends to:
    - work with the Commission and its primary regulator to have the Commission determine whether the requirements of its primary regulator's regulatory system are comparable to the Commission's [ ] Yes [x] No
    - avail itself of a previously granted substituted compliance determination   [x] Yes [ ] No

    with respect to the requirements of Section 15F of the Exchange Act of 1934 and the rules and regulations thereunder?

    B. If "*yes*" to either of the questions in Item 3.A. above, identify the foreign financial regulatory authority that serves as the *applicant's* primary regulator and for which the Commission has made, or may make, a substituted compliance determination:
    UK Prudential Regulation Authority, UK Financial Conduct Authority

    C. If the applicant is relying on a previously granted substituted compliance determination, please describe how the *applicant* satisfies any conditions the Commission may have placed on such substituted compliance determination:
    MUSE will be applying the SEC's UK final substituted compliance order, Where the SEC has provided conditions to the order, the firm' Legal department have reviewed, and evidence of policies, procedures provided, and controls in place to close out these items has been completed. Impacted functional area owners assigned the relevant conditions and have provided sign-off as to compliance.

4. Does the *applicant* intend to compute capital or margin, or price customer or proprietary positions, using mathematical models?   [x] Yes   [ ] No

5. A. The *applicant* is currently registered with the Commodity Futures Trading Commission as a:
    [x] Swap Dealer   [ ] Major Swap Participant

    B. The *applicant* is registering with the Commodity Futures Trading Commission as a:
    [ ] Swap Dealer   [ ] Major Swap Participant

6. Is the *applicant* a U.S. branch of a non-resident entity?   [ ] Yes   [x] No
    If "*yes*," identify the non-resident entity and its location:

7. Briefly describe the *applicant's* business: MUFG Securities EMEA plc is involved in international capital markets, actively trading in fixed income, equity, derivatives and structured products, providing client solutions across primary and secondary markets. The client group includes financial institutions, corporations and central banks.

		YES	NO
8.	Is the *applicant* subject to regulation by a prudential regulator, as defined in Section 1a(39) of the Commodity Exchange Act. If "*yes*," identify the prudential regulator: _____	[ ]	[x]
9.	Is the *applicant* registered with the Commission as an investment adviser? Applicant's IARD #: _____	[ ]	[x]
10. A.	Is the *applicant* registered with the Commodity Futures Trading Commission in any capacity other than as a swap dealer or major swap participant?	[ ]	[x]
B.	If "yes," as a: [ ] Futures Commission Merchant [ ] Introducing Broker [ ] Commodity Pool Operator [ ] Other: _____		
11.	Does *applicant* engage in any other non-securities, *financial services industry-related* business? If "*yes*," describe each other business briefly on Schedule B, Section I.	[x]	[ ]
12.	Does the *applicant* hold or maintain any funds or securities to collateralize counterparty transactions?	[x]	[ ]

FORM SBSE-A Page 3	*Applicant* Name: _____ Date:_____ *Applicant* NFA No.: _____	**Official Use**	Official Use Only

			YES	NO	
13.		Does the *applicant* have any arrangement:			
	A.	With any other *person*, firm, or organization under which any books or records of the *applicant* are kept, maintained, or audited by such other *person*, firm or organization?	[x]	[ ]	
	B.	Under which such other person, firm or organization executes, trades, custodies, clears or settles on behalf of the applicant (including any *SRO* in which the applicant is a member)? *If "yes" to any part of Item 11, complete appropriate items on Schedule B, Section II.*	[ ]	[x]	
14.		Does any *person* directly or indirectly *control* the management or policies of the *applicant* through agreement or otherwise? *If "yes," complete appropriate item on Schedule B, Section II.*	[x]	[ ]	
15.		Does any *person* directly or indirectly finance (wholly or partially) the business of the *applicant*? *Do not answer "Yes" to Item 15 if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; or 2) credit extended in the ordinary course of business by suppliers, banks, and others.* *If "yes," complete appropriate item on Schedule B, Section II.*	[x]	[ ]	
16.		Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity? *If "yes," complete appropriate items on Schedule B, Section III.*	[ ]	[x]	
17.		Is the *applicant* registered with a foreign financial regulatory authority? If "*yes*," list all such registrations on Schedule F, Page 1, Section II.	[x]	[ ]	
18.		The applicant has _10__ principals who are individuals. *Please list all principals who are individuals on Schedule A.*			
19.		Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 18 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf? *If "yes," complete appropriate item on Schedule B, Section IV.*			

Schedule A of FORM SBSE-A **PRINCIPALS THAT ARE INDIVIDUALS** (Answer for Form SBSE-A Item 18)	*Applicant* Name: Date:__________ *Applicant* NFA No.: __________	**Official Use**

Use Schedule A to identify all principals of the applicant who are individuals.

Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

Ownership Codes are:

NA -	less than 5%	B -	10% but less than 25%	D -	50% but less than 75%
A -	5% but less than 10%	C -	25% but less than 50%	E -	75% or more

	FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	Title or Status	Date Title or Status Acquired		Date Individual began working for applicant		Does person have an ownership interest in the applicant	If yes, include ownership code	NFA Identification No., CRD No. and/or IARD No.	Official Use Only
			MM	YYYY	MM	YYYY				
1.	Kyle, Christopher, David	Executive Director	03	2015	10	2014	N	NA	456560	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
2.	Taylor, Eileen, Joan	Non-executive director	04	2019	04	2019	N	NA	526197	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
3.	Tucker, Douglas, Gordan	Chief Compliance Officer	10	2013	09	2013	N	NA	468780	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
4.	Winter, John, David	Chief Executive Officer	06	2019	03	2019	N	NA	524636	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
5.	Kobayashi, Makoto	Group Non-Executive Director	06	2020	06	2020	N	NA	534791	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
6.	Bailey, Marshall, Charles	Chairman	10	2020	05	2020	N	NA	534793	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
7.	Kanematsu, Masashi	Group Non-Executive Director	04	2021	04	2021	N	NA	539766	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
8.	Wickes, Nicola, Louise	Chief Risk Officer	04	2019	04	2019	N	NA	543036	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
9.	Yokomaku, Katsunori	Group Non-Executive Director	04	2021	04	2021	N	NA	542481	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								
10.	Jack, Stephen, Andrew	Non-executive Director	09	2015	04	2015	N	NA	489280	
		For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):								

Schedule B of FORM SBSE-A Page 1	Applicant Name: _____ Date:_____ Applicant NFA No.: _____	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [x] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

<table>
<tr><td colspan="2">Section I   <i>Other Business</i></td></tr>
<tr><td colspan="2">Item 11: Does <i>applicant</i> engage in any other non-securities, <i>financial services industry-related</i> business?</td></tr>
<tr><td><i>UIC (if any), or other Unique Identification Number(s):</i></td><td><i>Assigning Regulator(s)/Entity(s):</i></td></tr>
<tr><td colspan="2">Briefly describe any other <i>financial services industry-related</i>, non-securities business in which the applicant is engaged:
Derivatives market making, stock borrow lend,margin lending, structured products</td></tr>
</table>

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [x] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Deloitte LLP	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 1 New Street Square, London, EC4A 3HQ, Uκ	Effective Date MM DD YYYY 07/21/2014	Termination Date MM DD YYYY / /
Individual Name Mrs Kay Grewal	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

External Auditor

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal N/A	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	*Applicant* Name: ____________ Date: ________ *Applicant* NFA No.: ________	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [x] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:
Derivatives market making, stock borrow lend, margin lending, structured products

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [] Item 13A [ ] Item 13B [x] Item 14 [] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Mitsubishi UFJ Securities Holdings Company Ltd		
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
Otemachi Financial City Grand Cube, 1-9-2, Otemachi, Chiyoda-ku, Tokyo 100-8127	04 / 01 / 2010	/ /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Kenichi Imai		
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
	/ /	/ /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
MUSHD is the sole shareholder and provide financing, as described on the following page

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
1.	N/a		
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: _____ Date: _____ Applicant NFA No.: _____	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [x] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   Other Business

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:
Derivatives market making, stock borrow lend, margin lending, structured products

Section II   Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

(Check one)   [ ] Item 13A   [ ] Item 13B   [ ] Item 14   [x] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Mitsubishi UFJ Securities Holdings Company Ltd		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)
Business Address (Street, City, State/Country, Zip + 4 Postal Code) Otemachi Financial City Grand Cube, 1-9-2, Otemachi, Chiyoda-ku, Tokyo 100-8127	Effective Date MM DD YYYY 04 / 01 / 2010	Termination Date MM DD YYYY / /
Individual Name Kenichi Imai		CRD, NFA, and/or IARD Number (if any)
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
MUSHD is the sole shareholder and provide financing, as described on the following page

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   Successions

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   Principals Effecting or Involved in Effecting SBS Business

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal N/a	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

MUFG Securities EMEA plc financing programmes:

i. Mitsubishi UFJ Securities Holding Co. Ltd (MUSHD) inter-company loan. MUS(EMEA) is able to draw term liquidity for up to 5 years under an unsecured, uncommitted loan facility.   Whilst the provision of funding by MUSHD is a key component of MUS(EMEA)'s business planning process. As at 30 Dec 2020 this accounted for 32% of non-secured liabilities.

ii. Additional Tier 1 Capital. MUS(EMEA) has issued a total of GBP 463.85m of subordinated perpetual contingent conversion Additional Tier 1 capital securities to MUSHD. These are perpetual securities with initial call date in 10 years. AT1 converts into Tier 1 equity in the event MUS(EMEA)'s CET1 capital ratio falls below 7.0%.

iii. Shareholders equity – MUS(EMEA) has shareholders equity comprising fully paid up share capital and retained earnings.

iv. Subordinated debt is provided in the form of JPY denominated loans from MUSHD. As at 30 Dec 2020, average total outstanding was JPY 44bn (~USD 426m) (2.4% of total unsecured liabilities) with a residual maturity of 5.96years.

v. In addition MUSE funds itself via :
   1. Euro-medium term notes (EMTN's),
   2. Euro-commercial paper (ECP's) – MUS(EMEA) has an A1/P1 rated programme –
   3. Contingent Subordinated Senior Securities (MREL eligible) - $1.75bn (9.7% of total unsecured liabilities)

Schedule B of FORM SBSE-A Page 2	Applicant Name: _____ Date:_____ Applicant NFA No.: _____	Official Use	Official Use Only

Section IV, Continued	Principals Effecting or Involved in Effecting SBS Business

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

2.

Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (Street, City, State/Country, Zip + 4/Postal Code)

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

3.

Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (Street, City, State/Country, Zip + 4/Postal Code)

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

4.

Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (Street, City, State/Country, Zip + 4/Postal Code)

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

5.

Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (Street, City, State/Country, Zip + 4/Postal Code)

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

6.

Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (Street, City, State/Country, Zip + 4/Postal Code)

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule D of **FORM SBSE-A** Page 1	Applicant Name: _____ Principal Name: _____ Date:_____ Applicant NFA No.: _____	**Official Use**	Official Use Only

Use the appropriate DRP for providing details to "yes" answers to the questions in Schedule D. Refer to the Explanation of Terms section of Form SBSE-A Instructions for explanations of italicized terms.

		YES	NO
CRIMINAL DISCLOSURE	**A.** In the past ten years has the *principal*:		
	(1) Been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	[ ]	[ ]
	(2) Been charged with a *felony*	[ ]	[ ]
	B. In the past ten years has the *principal*:		
	(1) Been convicted of or pled guilty or or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: *financial services industry-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	[ ]	[ ]
	(2) Been *charged* with a *misdemeanor* specified in B(1)?	[ ]	[ ]
REGULATORY ACTION DISCLOSURE	**C.** Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
	(1) *Found* the *principal* to have made a false statement or omission?	[ ]	[ ]
	(2) *Found* the *principal* to have been involved in a violation of its regulations or statutes?	[ ]	[ ]
	(3) *Found* the *principal* to have been a cause of a *financial services industry-related* business having its authorization to do business denied, revoked, or restricted?	[ ]	[ ]
	(4) Entered an *order* against the *principal* in connection with *financial services industry-related* activity?	[ ]	[ ]
	(5) Imposed a civil money penalty on the *principal*, or ordered the *principal* to cease and desist from any activity?	[ ]	[ ]
REGULATORY ACTION DISCLOSURE	**D.** Has any other federal regulatory agency, state regulatory agency, or *foreign financial regulatory authority*:		
	(1) Ever found the *principal* to have made a false statement or omission or been dishonest, unfair, or unethical?	[ ]	[ ]
	(2) Ever found the *principal* to have been involved in a violation of *financial services industry-related* regulations or statutes?	[ ]	[ ]
	(3) Ever found the *principal* to have been a cause of a *financial services industry-related* business having its authorization to do business denied, suspended, revoked or restricted?	[ ]	[ ]
	(4) In the past ten years, entered an order against the *principal* in connection with a *financial services industry-related* activity?	[ ]	[ ]
	(5) Ever denied, suspended, or revoked the *principal's* registration or license or otherwise, by order, prevented it from associating with a *financial services industry-related* business or restricted its activities?	[ ]	[ ]
	E. Has any *self-regulatory organization* or commodities exchange ever:		
	(1) *found* the *principal* to have made a false statement or omission?	[ ]	[ ]
	(2) *found* the *principal* to have been involved in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and exchange Commission)?	[ ]	[ ]
	(3) *found* the *principal* to have been the cause of a *financial services industry-related* business having its authorization to do business denied, suspended, revoked or restricted?	[ ]	[ ]
	(4) Disciplined the *principal* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	[ ]	[ ]
	F. Has the *principal's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	[ ]	[ ]
	G. Is the *principal* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of C, D, or E?	[ ]	[ ]

Schedule D of FORM SBSE-A Page 2	Applicant Name: _____ Principal Name: _____ Date: _____ Applicant NFA No.: _____	Official Use	Official Use Only

<table>
<tr><td rowspan="5" style="writing-mode:vertical-lr">CIVIL JUDICIAL DISCLOSURE</td><td colspan="2">H. (1) Has any domestic or foreign civil judicial court:</td><td></td><td></td></tr>
<tr><td>(a) In the past ten years, enjoined the principal in connection with any financial services industry-related activity?</td><td>YES
[ ]</td><td>NO
[ ]</td></tr>
<tr><td>(b) Ever found that the principal was involved in a violation of financial services industry-related statutes or regulations?</td><td>[ ]</td><td>[ ]</td></tr>
<tr><td>(c) Ever dismissed, pursuant to a settlement agreement, a financial services industry-related civil judicial action brought against the principal by a state or foreign financial regulatory authority?</td><td>[ ]</td><td>[ ]</td></tr>
<tr><td>(2) Is the principal now the subject of any civil judicial proceeding that could result in a "yes" answer to any part of H(1)?</td><td>[ ]</td><td>[ ]</td></tr>
<tr><td rowspan="3" style="writing-mode:vertical-lr">FINANCIAL DISCLOSURE</td><td>I. In the past ten years has the principal ever been a securities firm or a principal of a securities firm that:</td><td></td><td></td></tr>
<tr><td>(1) Has been the subject of a bankruptcy petition?</td><td>[ ]</td><td>[ ]</td></tr>
<tr><td>(2) Has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?</td><td>[ ]</td><td>[ ]</td></tr>
</table>

Schedule F of FORM SBSE-A	Applicant Name: _____ Date:_____ Applicant NFA No.: _____	Official Use

Section I — *Service of Process and Certification Regarding Access to Records*

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

    A. Name of United States person *applicant* designates and appoints as agent for service of process

       MUFG Securities Americas Inc.

    B. Address of United States person *applicant* designates and appoints as agent for service of process

       1221 Avenue of the Americas, New York, NY, 10020

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

    (1) provide the Commission with prompt access to its books and records, and

    (2) submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

Signature:

Name and Title:	Sunil Gadhia, partner Cleary Gottlieb Steen & Hamilton llp

Date:

Section II — *Registration with Foreign Financial Regulatory Authorities*

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

	English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
1.	UK Financial Conduct Authority	124512	United Kingdom
2.	UK Prudential Regulatory Authority	124512	United Kingdom
3.			

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

CRIMINAL DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE)] is an [x] INITIAL **OR** [ ] AMENDED response to report details for affirmative responses to *Items A and B* of Schedule D of Form SBSE-A;

Check [√] item(s) being responded to:

A. In the past ten years has the principal:

[ ] (1) Been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any felony?

[ ] (2) Been charged with a felony?

B. In the past ten years has the principal:

[ ] (1) Been convicted of or pled guilty or or nolo contendere ("no contest") in a domestic, foreign or military court to a misdemeanor involving: investments or an investment-related business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

[ ] (2) Been charged with a misdemeanor specified in B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *principal* is an organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an individual or organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.

Applicants must attach a copy of each applicable court document (*i.e.*, criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) if not previously submitted through CRD (as they could be in the case of a *control affiliate* registered through CRD). Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*   N/a
CRD NUMBER

Registered: [ ] Yes   [] No

[ ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity.

B. If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No

Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

CRIMINAL DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

PART II

1. If charge(s) were brought against an organization over which the principal exercise(d) control: Enter organization name, whether or not the organization was an investment-related business and the principal's position, title or relationship.

_____
_____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court – City or County and State or Country, Docket/Case number).

_____
_____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): [_____]   [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   _____
   _____
   _____

   C. Current status of the Event?   [ ] Pending   [ ] On Appeal   [ ] Final

   D. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): [_____]   [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

4. Disposition Disclosure Detail: Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

   _____
   _____
   _____
   _____
   _____
   _____
   _____

5. Provide a brief summary of the circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

   _____
   _____
   _____
   _____
   _____
   _____
   _____
   _____

REGULATORY ACTION DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE)] is an [x] INITIAL *OR* [ ] AMENDED response to report details for affirmative responses to *Items C, D, E, F, or G* of Schedule D of Form SBSE-A;

Check [√] item(s) being responded to:

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
    [ ] (1) Found the principal to have made a false statement or omission?
    [ ] (2) Found the principal to have been involved in a violation of its regulations or statutes?
    [ ] (3) the principal to have been a cause of an investment-related business having its authorization to do business denied, revoked, or restricted?
    [ ] (4) Entered an order against the principal in connection with investment-related activity?
    [ ] (5) Imposed a civil money penalty on the principal, or ordered the principal to cease and desist from any activity?

D. Has any other federal regulatory agency, state regulatory agency, or foreign financial regulatory authority:
    [ ] (1) Ever found the principal to have made a false statement or omission or been dishonest, unfair, or unethical?
    [ ] (2) Ever found the principal to have been involved in a violation of investment-related regulations or statutes?
    [ ] (3) Ever found the principal to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted?
    [ ] (4) In the past ten years, entered an order against the principal in connection with an investment-related activity?
    [ ] (5) Ever denied, suspended, or revoked the principal's registration or license or otherwise, by order, prevented it from associating with an investment-related business or restricted its activities?

E. Has any self-regulatory organization or commodities exchange ever:
    [ ] (1) found the principal to have made a false statement or omission?
    [ ] (2) found the principal to have been involved in a violation of its rules (other than a violation designated as a "minor rule violation" under a plan approved by the U.S. Securities and exchange Commission)?
    [ ] (3) found the principal to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted?
    [ ] (4) Disciplined the principal by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

F. [ ] Has the principal's authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

G. [ ] Is the principal now the subject of any regulatory proceeding that could result in a "yes" answer to any part of C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items C, D, E, F or G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or proceeding. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If the principal is an organization registered through the CRD, such principal need only complete Part I of the *applicant's* appropriate DRP (SBSE). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE). The completion of this DRP does not relieve the *prinicipal* of its obligation to update its CRD records.

PART I

A.   If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*	*Principal's* CRD Number

Registered: [ ] Yes   [ ] No

[ ] This DRP should be removed from the SBS Entity record because the control affiliate(s) are no longer associated with the SBS Entity.

B.   If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No

Note: The completion of this Form does n<u>o</u>t relieve the *principal* of its obligation to update its CRD records.

REGULATORY ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

PART II

1. Regulatory Action initiated by:

   [ ] SEC   [ ] Other Federal   [ ] State   [ ] SRO   [ ] Foreign

   (Full name of regulator, foreign financial regulatory authority, federal, state or SRO)

2. Principal Sanction: (check appropriate item)

[ ] Civil and Administrative Penalty(ies)/Fine(s)	[ ] Disgorgement	[ ] Restitution
[ ] Bar	[ ] Expulsion	[ ] Revocation
[ ] Cease and Desist	[ ] Injunction	[ ] Suspension
[ ] Censure	[ ] Prohibition	[ ] Undertaking
[ ] Denial	[ ] Reprimand	[ ] Other _____

   Other Sanctions:

   _____

   _____

   _____

3. Date Initiated (MM/DD/YYYY) _____   [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

4. Docket/Case Number:

5. Principal Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

[ ] Annuity(ies) - Fixed	[ ] Debt - Municipal	[ ] Investment Contract(s)
[ ] Annuity(ies) - Variable	[ ] Derivative(s)	[ ] Money Market Fund(s)
[ ] Banking Products (other than CD(s))	[ ] Direct Investment(s) – DPP & LP Interest(s)	[ ] Mutual Fund(s)
	[ ] Equity - OTC	[ ] No Product
[ ] CD(s)	[ ] Equity Listed (Common & Preferred Stock)	[ ] Options
[ ] Commodity Option(s)	[ ] Futures - Commodity	[ ] Penny Stock(s)
[ ] Debt – Asset Backed	[ ] Futures - Financial	[ ] Unit Investment Trust(s)
[ ] Debt - Corporate	[ ] Index Option(s)	[ ] Other _____
[ ] Debt - Government	[ ] Insurance	

   Other Product Type:

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   _____

   _____

   _____

   _____

8. Current Status?   [ ] Pending   [ ] On Appeal   [ ] Final

9. If on appeal, regulatory action appealed to: (SEC, SRO, Federal or State Court) and Date Appeal Filed: _____

REGULATORY ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

[ ] Acceptance, Waiver & Consent (AWC) [ ] Consent [ ] Settled
[ ] Decision & Order of Offer of Settlement [ ] Dismissed [ ] Stipulation and Consent
[ ] Decision [ ] Order [ ] Vacated

11. Resolution Date (MM/DD/YYYY) _____ [ ] Exact [ ] Explanation

If not exact, provide explanation:

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

[ ] Monetary/Fine [ ] Revocation/Expulsion/Denial [ ] Disgorgement/Restitution
Amount $_____ [ ] Censure [ ] Cease and Desist/Injunction [ ] Bar [ ] Suspension

B. Other Sanctions Ordered:

C. Sanction Detail: If suspended, enjoined or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification, by exam/retraining was a condition of the sanction, provide length of time given to re-qualify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against principal, date paid and if any portion of penalty was waived.

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE-A)] is an [x] INITIAL **OR** [ ] AMENDED response to report details for affirmative responses to *Item H* of Schedule D of Form SBSE-A;

Check **[√]** item(s) being responded to:

H(1) Has any domestic or foreign civil judicial court:

    [ ] (a) in the past ten years, enjoined the principal in connection with any investment-related activity?

    [ ] (b) ever found that the principal was involved in a violation of investment-related statutes or regulations?

    [ ] (c) ever dismissed, pursuant to a settlement agreement, an investment-related civil judicial action brought against the principal by a state or foreign financial regulatory authority?

H(2) [ ] Is the principal now the subject of any civil judicial proceeding that could result in a "yes" answer to any part of H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or proceeding. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *principal* is an individual or organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.

PART I

A. If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*
CRD NUMBER

Registered: [ ] Yes   [ ] No

[ ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity.

B. If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No

Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, foreign financial regulatory authority, SRO, commodities exchange, agency, firm, private plaintiff, etc.)

2. Principal Relief Sought: (check appropriate item)

   [ ] Cease and Desist   [ ] Disgorgement   [ ] Money Damages (Private/Civil Complaint)   [ ] Restraining Order
   [ ] Civil Penalty(ies)/Fine(s)   [ ] Injunction   [ ] Restitution   [ ] Other _____

   Other Relief Sought:

3. Filing Date of Court Action (MM/DD/YYYY)   [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

4. Principal Product Type: (check appropriate item)

   [ ] Annuity(ies) - Fixed   [ ] Debt - Municipal   [ ] Investment Contract(s)
   [ ] Annuity(ies) - Variable   [ ] Derivative(s)   [ ] Money Market Fund(s)
   [ ] Banking Products (other   [ ] Direct Investment(s) – DPP & LP Interest(s)   [ ] Mutual Fund(s)
       than CD(s))   [ ] Equity - OTC   [ ] No Product
   [ ] CD(s)   [ ] Equity Listed (Common & Preferred Stock)   [ ] Options
   [ ] Commodity Option(s)   [ ] Futures - Commodity   [ ] Penny Stock(s)
   [ ] Debt – Asset Backed   [ ] Futures - Financial   [ ] Unit Investment Trust(s)
   [ ] Debt - Corporate   [ ] Index Option(s)   [ ] Other _____
   [ ] Debt - Government   [ ] Insurance

   Other Product Type:

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court – City or County <u>and</u> State or Country, Docket/Case Number):

6. Control Affiliate Employing Firm when activity occurred which led to the civil judicial action (if applicable):

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

8. Current Status?   [ ] Pending   [ ] On Appeal   [ ] Final

9. If on appeal, action appealed to (provide name of court):   Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY)   [ ] Exact   [ ] Explanation

   If not exact, provide explanation:

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11.   How was matter resolved: (check appropriate item)

    [ ] Consent   [ ] Judgement Rendered   [ ] Settled

    [ ] Dismissed   [ ] Opinion   [ ] Withdrawn   [ ] Other _____

12.   Resolution Date (MM/DD/YYYY)   [ ] Exact   [ ] Explanation

    If not exact, provide explanation:

13.   Resolution Detail

    A.   Were any of the following Sanctions Ordered or Relief Granted? (Check all appropriate items):

        [ ] Monetary/Fine   [ ] Revocation/Expulsion/Denial   [ ] Disgorgement/Restitution

            Amount $_____   [ ] Censure   [ ] Cease and Desist/Injunction   [ ] Bar   [ ] Suspension

    B.   Other Sanctions:

    C.   Sanction Detail: If suspended, enjoined or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification, by exam/retraining was a condition of the sanction, provide length of time given to re-qualify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against prinicpal, date paid and if any portion of penalty was waived.

14.   Provide a brief summary of details related to action(s), allegation(s), disposition(s), and/or finding(s) disclosed above. (The information must fit within the space provided.)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE-A)] is an an [x] INITIAL **OR** [ ] AMENDED response to report details for affirmative responses to **Questions I** on Schedule D of Form SBSE-A;

Check **[√]** item(s) being responded to:

I In the past ten years has the *principal* ever been a securities firm or a *control affiliate* of a securities firm that:

[ ] (1) has been the subject of a bankruptcy petition?

[ ] (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *principal* is an individual or organization registered through CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-a). The completion of this DRP does <u>not</u> relieve the *prinicpal* of its obligation to update its CRD records.

PART I

A. If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*
CRD NUMBER

Registered: [ ] Yes   [ ] No

[ ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity.

B. If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No
Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)
   [ ] Bankruptcy   [ ] Declaration   [ ] Receivership
   [ ] Compromise   [ ] Liquidated   [ ] Other _____

2. Action Date (MM/DD/YYYY) _____   [ ] Exact   [ ] Explanation

If not exact, provide explanation: _____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

3. If the financial action relates to an organization over which the *applicant* or the *control affiliate* exercise(d) *control*, enter organization name and the applicant's or control affiliate's position, title or relationship:

_____

Was the Organization investment-related?   [ ] Yes   [ ] No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

_____

5. Is action currently pending?   [ ] Yes   [ ] No

6. If not pending, provide Disposition Type: (check appropriate item)

[ ] Direct Payment Procedure   [ ] Dismissed   [ ] Satisfied/Released

[ ] Discharged   [ ] Dissolved   [ ] SIPA Trustee Appointed   [ ] Other _____

7. Disposition Date (MM/DD/YYYY): _____   [ ] Exact   [ ] Explanation

If not exact, provide explanation: _____

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

_____
_____
_____
_____
_____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

_____

Currently open?   [ ] Yes   [ ] No

Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): _____   [ ] Exact   [ ] Explanation

If not exact, provide explanation: _____

10. Provide details of any status/disposition. Include details of creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

_____
_____
_____
_____
_____
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